Kemper Corporation
Description of Capital Stock

The following is a summary of the material terms and provisions of the capital stock of Kemper Corporation (“we,” “us,” “our,” “Kemper” or “Company”) and does not purport to be complete. It is qualified by reference to our amended and restated Certificate of Incorporation (“Certificate of Incorporation”) and our amended and restated bylaws (“Bylaws”), each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K of which this Exhibit is a part (“Annual Report”), and by certain provisions of the General Corporation Law of the State of Delaware (“DGCL”).
Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.10 per share, and 20,000,000 shares of preferred stock, par value $.10 per share. No preferred stock is outstanding as of the date of the filing of the Annual Report.
Voting Rights. Each holder of shares of our common stock is entitled to attend all special and annual meetings of our shareholders. The holders of our common stock have one vote for each share held on all matters voted upon by our shareholders, including the election of directors to our Board of Directors (“Board of Directors”). Other than the election of directors, if an action is to be taken by vote of our shareholders at a meeting of shareholders at which a quorum is present, it will be decided by a majority of the votes cast with respect to such matter, unless a different vote is required under our Certificate of Incorporation or the DGCL. In an election of directors at a meeting of shareholders at which a quorum is present, a nominee for director shall be elected to the Board of Directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election, provided, however, in the event the number of nominees for director is greater than the number of directors to be elected, directors shall be elected by a plurality of the votes cast.
Dividends. Except for any preferential rights of holders of any preferred stock that may then be issued and outstanding and any other class or series of stock having a preference over the common stock, holders of our common stock are entitled to receive dividends as and when declared by our Board of Directors, from legally available funds.
Liquidation and Dissolution. In the event of our liquidation or dissolution, the holders of our common stock are entitled to receive ratably all assets available for distribution to shareholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.
Other Rights. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Listing. Our common stock is listed on the New York Stock Exchange, or the NYSE, under the symbol “KMPR.”
Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.
Preferred Stock
Our Certificate of Incorporation authorizes our Board of Directors to issue up to 20,000,000 shares of preferred stock in one or more series, with such distinctive designation or title and in such number of shares as may be authorized by our Board of Directors. Our Board of Directors is authorized to prescribe the relative rights and preferences of each series, and the limitations applicable thereto, including but not limited to the following: (i) the voting powers, full, special, or limited, or no voting powers, of each such series; (ii) the rate, terms and conditions on which dividends will be paid, whether such dividends will be cumulative, and what preference such dividends shall have in relation to the dividends on other series or classes of stock; (iii) the rights, terms and conditions, if any, for conversion of such series of preferred stock into shares of other series or classes of stock; (iv) any right of the Company to redeem the shares of such series of preferred stock, and the price, time, and conditions of such redemption, including the provisions for any sinking fund; and (v) the rights of holders of such series of preferred stock in relation to the rights of other series and classes of stock upon the liquidation, dissolution or distribution of our assets. Unless otherwise provided by our Board of Directors, upon redemption or conversion, shares of preferred stock will revert to authorized but unissued shares and may be reissued as shares of any series of preferred stock.
Certain Statutory, Certificate of Incorporation and Bylaw Provisions Affecting Shareholders
Various provisions of our Certificate of Incorporation and Bylaws, the DGCL and state insurance laws could have the effect of delaying, deferring or discouraging another party from acquiring control of Kemper. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage, or could have the effect of encouraging, persons seeking to acquire control of Kemper to first negotiate with our Board of Directors.
The portions of the summary set forth below describing certain provisions of our Certificate of Incorporation and Bylaws is qualified in its entirety by reference to the provisions of our Certificate of Incorporation and Bylaws.
Certificate of Incorporation and Bylaw Provisions
Special Meetings of Shareholders. Our Certificate of Incorporation and Bylaws do not grant the shareholders the right to call a special meeting of shareholders. Under our Certificate of Incorporation and Bylaws, special meetings of shareholders may be called only by the Chairman of the Board of Directors or by a majority of the Board of Directors then in office.

No Shareholder Action by Written Consent. Our Certificate of Incorporation also provides that shareholders may not take any action by written consent.
Advance Notice Requirements. Our Bylaws set forth advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or other business to be presented at meetings of shareholders. These procedures provide that notice of such shareholder proposals must be timely given in writing to the Secretary of Kemper prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be delivered to the Secretary at the principal executive offices of Kemper not less than 60 nor more than 90 days prior to the anniversary of the preceding year’s annual meeting. The notice must contain specified information concerning the person to be nominated or the business to be brought before the meeting and concerning the shareholder submitting the proposal. The advance notice requirement does not give the Board of Directors any power to approve or disapprove shareholder director nominations or proposals but may have the effect of precluding the consideration of such nominations or proposals at a meeting if the proper notice procedures are not followed.
Blank Check Preferred Stock. Our preferred stock could be deemed to have an anti-takeover effect in that, if a hostile takeover situation should arise, shares of preferred stock could be issued to purchasers sympathetic with our management or others in such a way as to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management.
The effects of the issuance of one or more series of the preferred stock on the holders of our common stock could include:
▪reduction of the amount otherwise available for payments of dividends on common stock if dividends are payable on the series of preferred stock;
▪restrictions on dividends on our common stock if dividends on the series of preferred stock are in arrears;
▪dilution of the voting power of our common stock if the series of preferred stock has voting rights, including a possible “veto” power if the series of preferred stock has class voting rights;
▪dilution of the equity interest of holders of our common stock if the series of preferred stock is convertible, and is converted, into our common stock; and
▪restrictions on the rights of holders of our common stock to share in our assets upon liquidation until satisfaction of any liquidation preference granted to the holders of the series of preferred stock.
Business Combinations. Article Seven of our Certificate of Incorporation places certain restrictions on the following transactions with a direct or indirect beneficial owner (including certain former beneficial owners and successors to such beneficial owners) of more than 15% of the voting power of Kemper’s outstanding voting stock (an “Interested Shareholder”):
▪any merger or consolidation of Kemper or any subsidiary with any Interested Shareholder or any other person (whether or not itself an Interested Shareholder) which is, or after such merger or consolidation would be, an affiliate of an Interested Shareholder; or
▪any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Shareholder or any affiliate of any Interested Shareholder of any assets of Kemper or any subsidiary having an aggregate fair market value of $10,000,000 or more; or
▪the issuance or transfer by Kemper or any subsidiary (in one transaction or a series of transactions) of any securities of Kemper or any subsidiary to any Interested Shareholder or any affiliate of any Interested Shareholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of $10,000,000 or more; or
▪the adoption of any plan or proposal for the liquidation or dissolution of Kemper proposed by or on behalf of any Interested Shareholder or any affiliate of any Interested Shareholder; or
▪any reclassification of securities (including any reverse stock split or recapitalization of Kemper) or any merger or consolidation of Kemper with any of its subsidiaries or any other transaction (whether or not with or into or otherwise involving any Interested Shareholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Kemper or any subsidiary beneficially owned by any Interested Shareholder or any affiliate of any Interested Shareholder.
We may only enter into one of the transactions described above if:
▪the transaction has been approved by a majority of our “continuing directors,” being (A) members of our original Board of Directors, (B) persons unaffiliated with an Interested Shareholder who were members of the Board of Directors prior to such person or entity becoming an Interested Shareholder, or (C) successors of continuing directors who were recommended to succeed continuing directors by a majority of continuing directors then on the Board of Directors; or
▪the transaction has been approved by the affirmative vote of 75% of the voting power of our outstanding voting stock, voting together as a single class, and (A) the consideration to be received by the holders of each class or series of our capital stock is (i) not less than the highest price paid by the Interested Shareholder for any shares of such class or series during the preceding 24 months, and (ii) is either in cash or in the form of consideration previously used by the Interested Shareholder to acquire the largest number of shares of such class or series previously acquired by such Interested Shareholder, and (B) certain other conditions have been met.
Exclusive Forum Provision. Our Bylaws provide that, unless we consent to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our shareholders by any of our directors, officers or other employees or agents, (iii) any action asserting a claim against us or any of our directors or officers or other employees or agents arising pursuant to any provision of the DGCL or our Certificate of Incorporation or Bylaws, or (iv) any action asserting a claim against us or any of our directors or officers or other employees or agents governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants.
Business Combination Statute
We are a Delaware corporation and consequently are also subject to certain anti-takeover provisions of the DGCL. Subject to certain exceptions, Section 203 of the DGCL prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the corporation’s board of directors or unless the business combination is approved in a prescribed manner. A “business combination,” in reference to Kemper, includes, among other things, a merger or consolidation of Kemper or one of its subsidiaries and an interested stockholder or the sale by Kemper or any of its subsidiaries to an interested stockholder of assets having an aggregate market value equal to 10% or more of either the aggregate market value of Kemper’s consolidated assets or the aggregate market value of Kemper’s outstanding stock. In general, in relation to Kemper, an “interested stockholder” is any person that is the owner of 15% or more of Kemper’s outstanding voting stock and the affiliates and associates of such person. Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period. This statute could prohibit or delay mergers or other takeover or change in control attempts not approved in advance by our Board of Directors, and as a result could discourage attempts to acquire Kemper, which could depress the market price of our common stock.
Change in Control Requirements Under Insurance Laws
State insurance laws impose requirements that must be met prior to a change of control of an insurance company or insurance holding company based on the insurer’s state of domicile and, in some cases, additional states in which it is deemed commercially domiciled due to the substantial amount of business it conducts therein. These requirements may include the advance filing of specific information with the state insurance regulators, a public hearing on the matter, and the review and approval of the change of control by such regulators. In the majority of states in which Kemper’s insurance subsidiaries are domiciled or deemed commercially domiciled, “control” is generally presumed to exist through the direct or indirect ownership of 10% or more of the voting securities of an insurance company. In Alabama, where Kemper also has insurance subsidiaries, control is presumed to exist with a 5% or more ownership interest in such securities. Any purchase of Kemper’s shares that would result in the purchaser owning Kemper’s voting securities in the foregoing percentages for the states indicated would be presumed to result in the acquisition of control of Kemper’s insurance subsidiaries in those states. Therefore, acquisitions subject to the 10% threshold generally would require the prior approval of insurance regulators in each state in which the Company’s insurance subsidiaries are domiciled or deemed commercially domiciled, including those in Alabama, while acquisitions subject to the 5% threshold generally would require the prior approval of only Alabama regulators. Similarly, several of the states in which the Company’s insurance subsidiaries are domiciled have enacted legislation that requires either the divesting and/or acquiring company to notify regulators of, and in some cases to receive regulatory approval for, a change in control.
Many state statutes also require pre-acquisition notification to state insurance regulators of a change of control of an insurance company licensed in the state if specific market concentration thresholds would be triggered by the acquisition. Such statutes authorize the issuance of a cease and desist order with respect to the insurance company if certain conditions, such as undue market concentration, would result from the acquisition.
These regulatory requirements may deter, delay or prevent transactions affecting control of Kemper or its insurance subsidiaries, or the ownership of Kemper’s voting securities, including transactions that could be advantageous to Kemper’s shareholders.